

February 5, 2020

Michal Topolski
General Counsel
Amdocs Limited
Hirzel House, Smith Street,
St. Peter Port, Guernsey, GY1 2NG

      Re: **Amdocs Limited**
                Form 20-F for the fiscal year ended September 30, 2019
                Exhibit Nos. 4.a.1 Agreement between Amdocs, Inc. and AT&T Services, Inc. for Software and Professional Services, effective February 28, 2017 (incorporated by reference to Exhibit 4.b.6 to Amdocs' Annual Report on Form 20-F, filed December 11, 2017)
                            4.a.2 Supplemental Agreement dated September 30, 2018 to the Agreement for Software and Professional Services effective February 28, 2017 that is filed as Exhibit 4.a.1 hereto (incorporated by reference to Exhibit 4.a.2. to Amdocs' Annual Report on Form 20-F, filed December 10, 2018).
                            4.a.3 Amendment No. 1 to Agreement between Amdocs, Inc. and AT&T Services, Inc. for Software and Professional Services, effective November 8, 2018
                            4.a.4 Amendment No. 2 to Agreement between Amdocs, Inc. and AT&T Services, Inc. for Software and Professional Services, effective December 27, 2018
                Filed December 16, 2019
                File No. 001-14840

Dear Mr. Topolski:

      You have redacted information from the exhibits identified above asserting that the redacted information is not material and would cause competitive harm if publicly disclosed. For us to assess your compliance with the form requirements, please supplementally provide us, within five business days, with an unredacted paper copy (marked to show where you have redacted information in your public filing) of the exhibits identified above.

      Please submit your response only to the address presented below. Given your conclusion that public disclosure of this information would cause you competitive harm, do not respond by submitting correspondence on EDGAR, sending a response by email or by sending your response to a Division staff member. Unless you tell us otherwise, we will assume that you want us to treat the requested supplemental materials, including unredacted documents and any related correspondence, as confidential while in our possession. We will destroy the supplemental materials at the end of our assessment unless doing so would be inconsistent with Rules 418 or 12b-4. Please let us know if you would prefer us to return the materials to you at the end of the process rather than destroy them.

To protect the confidentiality of your response, send it to:

Office of Disclosure Support, Mail Stop 4561
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

We will notify you of any comments we may have or that we have concluded our assessment of your compliance with the form.

If you have any questions, please contact us at RedactedExhibits@sec.gov. Include only your contact information in the email and your examiner will call you. Do not include or discuss any confidential information in your email.

Sincerely,

Division of Corporation Finance